SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, June 15, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces to its shareholders and the market in general the launch of internet onboard via satellite and an entertainment platform, the most complete of Latin America.

GOL will become the first Brazilian, South and Central America airline to offer onboard wi-fi internet access during the flight period. The platform will also include TV channels, program streaming with movies, cartoons, series and games, pay-per-view content, music, and a flight map. All online and off-line content can be easily accessed through mobile devices, such as the passenger’s cell phone, tablet or notebook.

GOL partnered with Gogo - the leader company in onboard connectivity and entertainment in the global aero market, to launch the connectivity and entertainment platform. As part of the agreement, Gogo will equip GOL’s entire fleet with an antenna, providing 2Ku next generation satellite communication technology, as well as IPTV, the most up-to-date TV signal transmission system and streaming system for movies and others.

“Since it began operations 14 years ago, GOL has been driving the Brazilian aviation market, firstly by democratizing it and, in great part, through the leadership in launchingof innovative and pioneering products and services. The launch of internet onboard and in-flight entertainment platform underlines our continuing commitment to this cause, promoting a wider range of options, offering increased access and providing passengers with a better in-flight experience,” declared Paulo Miranda, GOL’s Product Director.

"This is Gogo’s first airline partner in South America and is the first airline to commit to Gogo’s television product.  It also represents the largest aircraft commitment to our 2Ku technology outside of North America,” said Michael Small, Gogo’s president and CEO.

The first aircraft equipped with the new technology is expected to be ready in the first half of 2016, followed by 100% of GOL’s fleet within less than three years.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 72 destinations, 16 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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About Gogo

Gogo is a leading global aero-communications service provider that offers in-flight Internet, entertainment, text messaging, voice and a host of other communications-related services to the commercial and business aviation markets. Gogo has more than 2,300 commercial aircraft equipped with its services on eight major airlines. More than 6,700 business aircraft are also flying with its solutions, including the world's largest fractional ownership fleets. Gogo also is a factory option at every major business aircraft manufacturer. Gogo has more than 900 employees and is headquartered in Itasca, IL, with additional facilities in Broomfield, CO, both in the United States, and various locations overseas. For more information, please connect with: www.gogoair.com or business.gogoair.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.